U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    MASSEY ENERGY COMPANY

2.  Name of person relying on exemption:
    CtW INVESTMENT GROUP

3.  Address of person relying on exemption:
    1900 L Street, NW, Suite 900, Washington, DC 20036




                          CtW INVESTMENT GROUP

April 29, 2010

Dear fellow Massey Energy shareholder:

WE URGE YOU TO VOTE "WITHHOLD" ON DIRECTORS RICHARD M. GABRYS, DAN R. MOORE AND BAXTER F. PHILLIPS, JR. AT THE MASSEY ENERGY COMPANY ANNUAL MEETING ON MAY 18. As members of the Safety, Environmental and Public Policy Committee (SEPPC), these directors are ultimately responsible for serious and systematic non-compliance with mine safety laws over an extended period, a risk oversight failure that likely led to the catastrophic and preventable mine explosion on April 5 that killed 29 miners and destroyed $1.1 billion in shareholder value.

Massey's serious compliance failures have led to costly litigation and recurrent fines, including record fines in 2008 for worker safety and environmental violations. Despite shareholder efforts to strengthen board of director oversight of safety compliance, including through a litigation settlement in 2008 that mandated extensive responsibilities for SEPPC members, Massey's violation rate remains abysmal. The fourth largest U.S. coal producer, Massey has received the most warnings that its mines could face greater scrutiny because of their repeated violations.

In our view, Massey's alarming record of non-compliance ultimately reflects the board's fundamental inability to exercise independent oversight of Donald Blankenship, a domineering Chairman and CEO who fosters a reckless, "production first" culture and takes a confrontational approach to regulators, shareholders and workers. Other signs of an entrenched board include its classified structure and record of allowing related-party transactions, awarding excessive CEO compensation and ignoring investor concerns, including a majority vote against a director.

These are among the concerns we raised in a March 31, 2010 letter informing lead director Bobby R. Inman that we would oppose the election of directors Gabrys, Moore and Phillips on May 18 unless the board took immediate steps to enhance its independence and accountability. We also cited concerns raised in a June 2007 board resignation letter from two Massey directors, including the board's "misguided insistence on keeping [Mr. Blankenship] in place as CEO" and "unwillingness to confront" the company's "poor risk management" and "confrontational handling of environmental and regulatory matters."

The recent mine tragedy underscores the urgency of our concerns with the board's three nominees. In addition to serving on the SEPPC, Messrs. Gabrys and Moore are on the governance committee responsible for Massey's poor governance. Mr. Moore also has conflicts of interest that compromise his independence and is on the compensation committee that has granted excessive CEO compensation and failed to set incentives tied to safety compliance. Finally, Mr. Phillips is the company's President and thus an especially conflicted and unsuitable director on a board that we believe is effectively captured by his boss, CEO Don Blankenship.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a coalition of unions representing nearly six million members. These funds have over $200 billion in assets and are substantial long-term Massey shareholders. We detail our concerns below, including:

      I.  Massey's Record of Systematic and Serious Regulatory
          Non-Compliance (p. 2)
     II. Director Responsibility for Compliance, Pay and Governance Failures (p. 5)
    III. Recommendation: Vote "Withhold" on directors Gabrys, Moore and Phillips (p. 8)


1900 L Street, NW, Suite 900, Washington, DC 20036 - 330 W. 42nd Street, Suite 900, New York, NY 10036
                              202-721-6060
                       www.ctwinvestmentgroup.com
____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.

CtW Investment Group to Massey Energy shareholders
April 29, 2010, Page 2 of 8


I.  MASSEY'S RECORD OF SYSTEMATIC AND SERIOUS REGULATORY NON-COMPLIANCE

THE MINE BLAST THAT KILLED 29 MINERS AND DESTROYED $1.1 BILLION IN SHAREHOLDER VALUE WAS PREVENTABLE AND OCCURRED AT A MINE WITH AN ALARMING RECORD OF SERIOUS VIOLATIONS.

Massey has projected a second-quarter charge of $80 million to $150 million for costs associated with damage to its Upper Big Branch (UBB) mine and benefit payments to victims' families. But the 24% drop in its share price between April 5 and April 28, which erased $1.1 billion in shareholder value, suggests investors believe the long-term financial impact will be far higher. The S&P 500 was unchanged over this period, while shares of the three larger U.S. coal producers - Arch Coal, CONSOL Energy and Peabody Energy - rose an average of 5%.

A preliminary report by the Mine Safety and Health Administration (MSHA) states that coal mine explosions are preventable. While investigations to determine the exact cause of the UBB mine explosion are now underway, the report indicates that most such explosions are caused by the accumulation of methane and coal dust. MSHA had cited the mine in the month before the blast for failing to control dust; improperly planning to ventilate the mine of dust and the combustible gas methane; inadequate protection from roof falls; failing to maintain proper escapeways; and allowing the accumulation of combustible materials.

MSHA's preliminary report states that the safety and health citations it issued to the mine "have not only been more numerous than average, they have also been more serious." After MSHA warned the mine in December 2007 that it had a "potential pattern of violations" given its 204 "serious and significant" violations over the previous two years, the mine escaped the added federal oversight such a warning precedes by quickly reducing its violation rate by more than 30%. The rapidity and magnitude of the improvement suggest Massey has the ability to substantially improve compliance when it is a top priority.

UBB's violation rate subsequently soared. MSHA issued 515 total citations to UBB in 2009, up 160% from 2008 and equal to 1.76 times the 2009 national average of 292 citations per mine. The number of serious violations was especially alarming. In 2009, MSHA issued 48 withdrawal orders at the mine for "repeated significant and substantial violations that the mine operator either knew, or should have known, constituted a hazard; this was nearly 19 times the national rate. These data contradict Massey's April 9 claim that UBB's violation rate since January 2009 has been "consistent with national averages."

MASSEY HAS A COMPANY-WIDE RECORD OF SERIOUS WORKER SAFETY VIOLATIONS THAT IS AMONG THE WORST IN THE INDUSTRY AND THAT HAS WORSENED OVER THE PAST FIVE YEARS.

Although it is the fourth largest U.S. coal producer, Massey has received more warnings than any other that its mines could face greater scrutiny because of their repeated violations. Three of its mines also have more citations classified as "significant and substantial" than the mine that suffered the explosion. These three mines are among the top 20 in the U.S. ranked by the number of "significant and substantial" violations accrued since January 2009.

Massey not only has a very poor compliance record, but its violation rate continues to rise. Massey's total safety violations more than doubled, from 4,698 to 10,653, between 2005 and 2009. By contrast, the national average number of citations issued per mine increased by only 18% over this period. Significantly, Massey's total coal production fell 10% between 2005 and 2009, so increased mining activity was not a factor in its steadily rising violation rate.

____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.

CtW Investment Group to Massey Energy shareholders
April 29, 2010, Page 3 of 8


The rise in serious violations, though not continuous, is even more dramatic. Massey's serious violations jumped 355%, from 54 to 246, between 2005 and 2009. These include 104(d) citations for violations that significantly and substantially contribute to a mine safety or health hazard; 104(d) withdrawal orders for unwarrantable failure to comply; and 107(a) imminent danger withdrawal orders. While serious violations declined in 2008, after spiking to record highs in 2007, they returned to near record levels in 2009.


MASSEY ENERGY - SERIOUS MSHA VIOLATIONS

                       2005  2006  2007  2008  2009
[ ]107(a) Orders         9     9    16    23    21
[ ]104(d)(2) Orders     16    88   163   114   111
[ ]104(d)(1) Orders     13    74    58    40    78
[ ]104(d)(1) Citations  16    19    33    25    36


The increase in serious violations in 2009 is especially disturbing given Massey was assessed record fines for both worker safety and environmental violations in 2008:

  - In January 2008, the Environmental Protection Agency fined Massey $20 million for violating water pollution permit limits more than 4,500 times from January 2000 to December 2006. IT WAS THE LARGEST CIVIL PENALTY EVER LEVIED BY THE FEDERAL GOVERNMENT FOR A POLLUTION VIOLATION OF THIS TYPE UNDER THE CLEAN WATER ACT.

  - In December 2008, Massey agreed to pay $4.2 million in civil and criminal penalties and plead guilty to federal charges stemming from a fire that killed two miners at one of its West Virginia mines in January 2006. Prior to the agreement, the Assistant Secretary for MSHA stated that "[t]he number and severity of safety violations at the mine at the time of the fire demonstrated reckless disregard for safety, WARRANTING THE HIGHEST FINE MSHA HAS LEVIED FOR A FATAL COAL MINING INCIDENT." (Reuters, 3/29/07)

Even before the UBB tragedy that prompted a 24% collapse in Massey's share price, "criticism for an array of safety violations and environmental issues over the years" had led "some big Wall Street banks [to] refuse to finance [the company]," according to ABC News (4/7/10). Bank of America is reportedly in the process of ending its relationship due to environmental concerns, chiefly ground water contamination, and JP Morgan stopped financing Massey in 2008, though the reason is unclear.

WE BELIEVE CEO BLANKENSHIP'S "PRODUCTION FIRST" EMPHASIS HAS FOSTERED A CULTURE THAT TOLERATES UNACCEPTABLE SAFETY AND COMPLIANCE FAILURES.

In an October 19, 2005 memo to Massey's deep mine superintendents, CEO Blankenship wrote: "If any of you have been asked by your group presidents, your supervisors, engineers or anyone else to do anything other than run coal (i.e., build overcasts, do construction jobs, or whatever) you need to ignore them and run coal." He sent a follow-up memo a week later in which he "question[ed] the membership of anyone who thought that I consider safety to be a secondary responsibility," based on misinterpreting his October 19 memo (Massey employees are "members"). Given that overcasts are part of a mine's ventilation system, and thus critical to mine safety, we believe it is difficult to interpret Mr. Blankenship's initial memo otherwise.

____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.

CtW Investment Group to Massey Energy shareholders
April 29, 2010, Page 4 of 8


Media reports suggest this "production first" culture persists. A Massey foreman now working with federal prosecutors investigating the mine said that "Every single day, the [methane] levels were double or triple what they were supposed to be," an account corroborated in part by MSHA records, according to the New York Times (4/23/10). The foreman asked not to be identified because, according to the Times, "speaking out is not acceptable in the culture of his company." Another longtime Massey miner told ABC News (4/8/10) that working for Mr. Blankenship was "like living under a hammer. It's all about the bottom line, we all know that."

MSHA inspectors also noted Massey's "reckless disregard" for worker safety in the months before the UBB blast. In handwritten notes made available to the Washington Post, an inspector at the mine wrote in January 2010 that "the operator has shown a reckless disregard of care to the miners on this section and [eligible] men that use this escapeway. . . . I believe the operator has shown high negligence due to fact of management knowing where problem is." He was referring to a serious ventilation problem - air flowing the wrong direction in an intake duct - that could "result in fatal injuries" and that had not been fixed because top executives of the Massey subsidiary that operates the mine had instructed a foreman to disregard the issue. (Washington Post, 4/23/10)

MASSEY HAS TAKEN A CONFRONTATIONAL APPROACH TO REGULATORS UNDER
BLANKENSHIP'S LEADERSHIP THAT EVEN FORMER DIRECTORS HAVE SAID IS
"COUNTERPRODUCTIVE."

MSHA assessed Massey over $42 million in civil penalties for 37,794 violations between 2005 and 2009, of which the company contested $32 million. According to MSHA, contesting serious violations is a tactic used by mines with troubling safety records to avoid potential pattern of violation status. The UBB mine, for example, contested 97% of its significant and substantial violations in 2007 alone. While Massey is not the only company to use the tactic, an analysis prepared earlier this year for the House Education and Labor Committee found that Massey appealed more MSHA citations in 2009 than any other coal company.

We believe Massey's confrontational approach to regulators is symptomatic of a management and board culture that does not prioritize compliance. In a 2003 interview, CEO Don Blankenship said, "We don't pay much attention to the violation count." (Forbes, 5/26/03) He was responding to the fact that Massey was cited by West Virginia officials for violating regulations 501 times in 2000 and 2001, while its three biggest rivals, mining twice as much coal in the state as Massey, were cited a collective 175 times.
Recent press reports have also noted that Mr. Blankenship "has been an outspoken critic of federal regulators." (CNN, 4/26/10)

Admiral Inman, the board's lead director, has also sought to deflect blame for the company's high rate of safety violations away from management and the board. According to an April 16, 2010 article in his local paper, the Austin, Texas-based Inman "blamed the citations on an effort to target Massey's nonunion mines." (Statesman, 4/16/10) At an April 26 press conference, Admiral Inman blamed a plaintiff's lawyer, labor union officials and "even the president of the United States" for propagating a "big lie" that Massey "traded safety for profit." (Reuters, 4/26/10)

Admiral Inman's comments notwithstanding, the data indicate that the board has failed to address management's systematic non-compliance with worker safety laws. As detailed below, this is first and foremost a failure of the SEPPC, but also of the compensation committee, which has failed to tie Mr. Blankenship's pay to the company's worker safety compliance performance.

____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.

CtW Investment Group to Massey Energy shareholders
April 29, 2010, Page 5 of 8


II.  DIRECTOR RESPONSIBILITY FOR COMPLIANCE, PAY AND GOVERNANCE FAILURES

SEPPC DIRECTORS GABRYS, MOORE AND PHILLIPS ARE ULTIMATELY RESPONSIBLE FOR MASSEY'S ALARMING SAFETY COMPLIANCE RECORD.

In apparent recognition of the need for added board oversight of worker safety compliance following a January 2006 fire that killed two workers at a Massey mine, the board established the SEPPC in its current form in or around February 2006. It was formerly called the Public and Environmental Policy Committee (PEPC) and did not have responsibility for safety matters. In May 2008, Massey agreed to add extensive safety-related responsibilities to the SEPPC as a condition of the Agreed Final Judgment settling shareholder litigation concerning the 2006 fire.

The current SEPPC charter largely reflects these additions and includes a wide range of responsibilities with respect to safety compliance, including to: review, assess risks and make recommendations regarding policies, programs and goals; report to the board on worker safety compliance, rules, regulations and goals; and recommend quantitative goals for reducing mine safety incidents. Although not in the SEPPC charter, the Stipulation of Settlement incorporated into the 2008 Agreed Final Judgment also mandated that "The Board shall make a Corporate Social Responsibility report to its shareholders on an annual basis that shall include, among other things, a report on the Company's environmental and worker safety compliance."

However, our review of Massey's 2009 CSR report, the most recent available, found no meaningful reporting of its compliance with worker safety laws and regulations. The sole reference to safety (as opposed to environmental) compliance is to the "millions of dollars" invested to comply with safety regulations. Instead, the company' focuses its entire safety discussion on its non-fatal days lost (NFDL) rate, which measures injuries, not compliance.

The board's apparent failure to report to shareholders on Massey's worker safety compliance is among the reasons the shareholder-plaintiff party to the 2008 Stipulation of Settlement filed a new lawsuit on April 15, 2010. The 2010 shareholder litigation alleges that, despite agreeing to the monitoring and reporting requirements in the 2008 Stipulation of Settlement, the board consciously (a) ignored the company's obligations to comply with federal and state safety laws, (b) failed to implement effective controls and to make reasonable inquiries, and (c) failed to monitor and oversee the company's operations despite the red flags raised in the earlier litigation and knowledge of "unsound and illegal conditions" at Massey's mines.

Massey recently affirmed SEPPC responsibility for risk oversight and compliance regarding worker safety in an April 26 public letter regarding the UBB explosion: "In order to carry out [the board's] risk oversight function, the Audit, Compensation, Finance, Governance and Nominating and [SEPPC] are each responsible for risk oversight within each committee's area of responsibility." The letter further states that the SEPPC "meets on a quarterly basis regarding our compliance with worker safety, environmental compliance rules, regulations and goals."

Given Massey's serious and systematic non-compliance with mine safety regulations over an extended period, a risk oversight failure that likely led to the catastrophic mine explosion on April 5, we believe the SEPPC members - including director nominees GABRYS, MOORE and PHILLIPS - have failed in their duties with respect to worker safety risk oversight and compliance. The committee's failure is especially troubling given repeated efforts by investors to strengthen board oversight of worker safety compliance, including through litigation settlements that mandated governance reforms. This suggests the problem is with the directors not the policies.

____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.

CtW Investment Group to Massey Energy shareholders
April 29, 2010, Page 6 of 8


COMPENSATION COMMITTEE DIRECTOR DAN MOORE FAILED TO TIE CEO PAY TO SAFETY COMPLIANCE, RESULTING IN MAXIMUM PAYOUTS FOR SAFETY DESPITE RECORD VIOLATIONS AND CONTRIBUTING TO CLEARLY EXCESSIVE CEO PAY.

It should come as no surprise that Mr. Blankenship told Forbes that Massey doesn't "pay much attention to the violation count" since his pay is unaffected by it. In fact, the only safety-related metric considered as part of his incentive pay is Massey's non-fatal days lost (NFDL). It may be appropriate to measure reported workplace injuries resulting in time lost. But an NFDL rate is not a measure of regulatory compliance. It certainly does not reflect the presence of conditions and systems in place to prevent accidents. The accuracy of such measures has already been questioned by both governmental and corporate reviews.<F1> Moreover, Mr. Blankenship's incentive plans set low targets and high rewards for his NFDL goals.

Specifically, the threshold, target and maximum targets set by Massey were low and were set relative to Massey's past performance rather than to objective standards. The threshold, target and maximum were a 0%, 1% and 2% reduction in Massey's previous NFDL rate; to receive a bonus for safety, Mr. Blankenship did not need to improve performance over the previous year. In fact, Massey reported a 13.9% reduction in its NFDL rate, suggesting that the target was too easily achievable. As the following table illustrates, Mr. Blankenship received the maximum payout for safety achievements, which provided 18% of his total bonus (vs. a %10 target).



Blankenship 2009 Annual Bonus     Threshold Target      Maximum     Actual

NFDL Reduction                    $ 45,000  $ 90,000 $  225,000  $  225,000
Environmental violation reduction $ 45,000  $ 90,000 $  225,000  $  225,000
EBIT                              $ 67,500  $135,000 $  337,500  $   69,750
Strategic Planning                $112,500  $225,000 $  562,500  $  480,000
Coal Production Targets           $180,000  $360,000 $  900,000  $  278,250
TOTAL                             $450,000  $900,000 $2,250,000  $1,278,000


Similarly, of the $9.7 million in cash and stock awards Mr. Blankenship received under the 2009 LTIP, 10% was targeted for NFDL reduction, while the actual award of $2 million accounted for 21% and was paid for surpassing the maximum NFDL reduction.

Significantly, the Mine Safety Technology and Training Commission formed in the wake of the tragic accidents at the Sago and Alma mines of West Virginia issued a December 2006 report recommending "a comprehensive approach, founded on the establishment of a culture of prevention." CONSOL Energy (whose CEO was a member of the Commission) now uses this proactive safety approach, including a goal of zero accidents and uses the rate of reportable incidents (rather than NFDL) as a safety metric. In 2009, CONSOL's reportable incident rate improved by 9% and was 2.6 times better than the industry average.

___________________________________

<F1>  US Government Accountability Office: Workplace Safety and Health:
Enhancing OSHA's Records Audit Process Could Improve the Accuracy of Worker Injury and Illness Data, GAO-10-10 October 15, 2009; US Chemical and Safety and Hazard Investigation Board. Investigation Report: Refinery Explosion and Fire, BP, Texas City, Texas, March 23, 2005. Report No. 2005-04-I-TX, March 2007.; BP U.S. Refineries Independent Safety Review Panel ("Baker Panel"), Report, January, 2007 ("BP mistakenly interpreted improving personal injury rates as an indication of acceptable process safety performance at its U.S. refineries. BP's reliance on this data, combined with an inadequate process safety understanding, created a false sense of confidence that BP was properly addressing process safety risks."; Panel Findings, p. xii).

____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.

CtW Investment Group to Massey Energy shareholders
April 29, 2010, Page 7 of 8


Significantly the Salt Lake Tribune (4/11/10) reported the following based on an interview with former MSHA head Davitt McAteer shortly after the UBB mine tragedy:

      "Look at who's been involved in accidents the last 10 to 15 years," McAteer] added. It's not Consol Energy, Peabody or Arch Coal, companies that have taken a proactive approach to safety. "We can, in fact, identify companies that have had record years with no accidents. There is a model that works."

Finally, in addition to its failure to tie CEO compensation to compliance with worker safety laws, the Compensation Committee has a record of awarding clearly excessive pay to Mr. Blankenship that is disconnected from financial performance. This has led independent proxy advisor Glass Lewis to give Massey an "F" grade for its executive compensation practices in each year from 2006 to 2008 (Glass Lewis's 2010 report on 2009 pay has not been issued yet).

Our review indicates that the compensation committee once again awarded clearly excessive compensation to Mr. Blankenship in 2009. His total compensation, valued at $17.8 million, was 186% above the average total compensation of the CEOs at Massey's three larger U.S. peers (Arch Coal, Consol Energy and Peabody Energy), even though Massey reported net income that was 70% lower than the average of its larger peers. Relative to the peer group medians, his pay was 157% above these peers, while Massey's net income was 77% lower.

GOVERNANCE COMMITTEE DIRECTORS GABRYS AND MOORE ARE RESPONSIBLE FOR MASSEY'S POOR GOVERNANCE PRACTICES, INCLUDING ITS ENTRENCHED BOARD.

Independent proxy advisors have repeatedly expressed concerns with Massey's governance. Massey's Corporate Governance Quotient from RiskMetrics is in the bottom decile of the S&P 500 as of April 1, 2010. Similarly, The Corporate Library assigns Massey's governance a "D" grade. These governance concerns are shared by Massey shareholders, who have sponsored proposals to enhance the board's accountability and environmental compliance practices and cast substantial withhold votes against directors in each of the past two years.

In the highest vote of no confidence in any S&P 500 director last year, Massey shareholders withheld 59% of shares voted from director Lady Barbara Thomas Judge at Massey's 2009 annual meeting. Even more telling than the extraordinary opposition vote was the board's response. The board not only reseated Lady Judge but also elevated her to chair of the governance committee. After we called on the board to immediately seek her resignation in a March 31, 2010 letter, the board demonstrated its continued support by including her as a director in its 2010 proxy statement filed on April 16. Despite the board's backing, Lady Judge abruptly resigned as a Massey director three days later, on April 19, citing other obligations.

Finally, the governance committee has permitted Massey to engage in disclosed and undisclosed transactions with directors. We believe these transactions create conflicts of interest that compromise the directors' independence, exacerbating investor concerns with the board's independence and accountability. In total, three of Massey's six outside directors, including director nominee Dan Moore, have significant financial ties to the company:

DAN MOORE owns the Moore Group, Inc., a West Virginia auto dealership that sells vehicles and services to Massey. Massey's 2010 proxy discloses that 2009 amounts represented less than 0.5% of Moore Group's total sales, but does not disclose the amounts. Based on prior years' proxies, Massey paid the Moore Group $870,907 for 2005 to 2008, including $183,350 in 2008.


____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.

CtW Investment Group to Massey Energy shareholders
April 29, 2010, Page 8 of 8


In 2004, when director Moore ran for Governor of West Virginia, he received $17,750 in campaign contributions from employees and directors at Massey and its business associates, including its longtime law firm Jackson Kelly PLLC.

ROBERT H. FOGLESONG is the founder and CEO of the Appalachian Leadership and Education Foundation (ALEF), which sponsors fellowships. Although not disclosed in Massey's 2009 or 2010 proxy statements, which define a related-person transaction as exceeding $120,000 annually, Massey donated $115,000 to ALEF in 2008. Massey cited the donation in its 2009 CSR report; its 2010 report is not yet available. According to a shareholder lawsuit filed April 15, 2010, Massey has pledged $500,000 to ALEF over five years. According to a prior lawsuit dated December 14, 2007, one third of ALEF's named fellowships are associated with Massey or its current and former directors.

STANLEY C. SUBOLESKI, formerly a longtime Massey executive under CEO Don Blankenship, provides consulting services to the company. He retired from Massey as a Vice President in 1997, rejoined the company as an Executive Vice President and Interim Chief Operating Officer from December 2001 to May 2003, and then left to join MSHA in June 2003. He left MSHA in 2006 and joined the Massey board in May 2008. Massey's 2010 proxy discloses the consulting relationship, but not the amounts, which it states do not constitute a related-party transaction. Massey's 2009 proxy disclosed that it paid $57,915 in consulting fees to Mr. Suboleski in 2008.

Given these conflicts, we believe only three of Massey's eight directors are genuinely independent. Moreover, lead director Inman has been a director since 1985, a tenure that calls into question his independence as well. Given these concerns, which are reinforced by the board's apparent acquiescence to CEO Don Blankenship, we believe it is especially problematic that 2010 director nominee BAXTER PHILLIPS, the company's President, is on the board.

III.  RECOMMENDATION: VOTE "WITHHOLD" ON DIRECTORS GABRYS, MOORE AND
      PHILLIPS

We urge you to join us in withholding votes from directors RICHARD M. GABRYS, DAN R. MOORE and BAXTER F. PHILLIPS, JR., the three directors standing for election at Massey's annual meeting on May 18.

With Massey's management and board now under intense scrutiny by investors, regulators and the public, we believe replacing these three directors with qualified, independent directors is essential to restore confidence in the board and strengthen its oversight, independence and accountability. It is also a predicate to ensuring effective worker safety practices and compliance at Massey and creating sustainable, long-term value for its shareholders.

Please contact Michael Garland at 212-471-1317 for additional information.


Sincerely,


  /s/
William Patterson
Executive Director


____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.